

August 16, 2013

Via E-mail
Becky A. Sheehan
Executive Vice President and Chief Financial Officer
FTD Companies, Inc.
3113 Woodcreek Drive
Downers Grove, IL 60515

> **Re:** **FTD Companies, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12B**
> **Filed August 6, 2013**
> **File No. 001-35901**

Dear Ms. Sheehan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Material U.S. Federal Income Tax Consequences of the Separation, page 46

1. We note your response to comment 1 in our letter dated July 18, 2013 and your statement that you expect to receive the IRS Ruling prior to the mailing date of the Information Statement. We also note your disclosure on page 48 that the Tax Opinion will rely on the IRS Ruling and therefore that the Tax Opinion is not expected to be issued until after the date of the Information Statement. Please disclose the amount of time following the receipt of the IRS Ruling that you expect to receive the Tax Opinion and how you will make shareholders aware of your receipt of the Tax Opinion.

2. Please update this section to reflect the fact that any cash that shareholders receive in lieu of fractional shares will be taxable to such shareholders, as you state elsewhere in the Information Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Critical Accounting Policies, Estimates and Assumptions, page 64

Goodwill Impairment Assessment, page 66

3. Please provide us with your goodwill impairment assessment for the Interflora reporting unit performed during the fourth quarter of 2012. In this regard, please provide a detailed explanation of how you determined the fair value and carrying value of Interflora. To the extent you utilized a discounted cash flow approach to determining fair value, please show us your determination of periodic cash flows for Interflora by type of receipt and expense. Please also provide support for how you determined key assumptions that could impact the valuation. We may have further substantive comment.

Liquidity and Capital Resources, page 81

Quarter Ended March 31, 2013 compared to Quarter Ended March 31, 2012, page 82

4. We note your disclosure on page 83 that you may use existing cash balances to make "optional prepayments on the outstanding balance under the 2011 Credit Agreement." Please clarify whether you have any outstanding balance under the 2011 Credit Agreement, as your disclosure elsewhere indicates that you used proceeds from the Credit Agreement to repay previously outstanding credit facilities.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

(1) Description of Business and Planned Separation, Basis of Presentation, Accounting Policies, and Recent Accounting Pronouncement, page F-8

Accounting Policies, page F-9

Segments, page F-9

5. We have reviewed your response to comment 7 in our letter dated July 18, 2013 and have the following comments regarding the management team that regularly meets with the CODM:

- Please tell us to whom the various members of your management team listed in your response directly report.

- Please explain to us how the various members of your management team listed in your response are compensated, including clarifying whether any bonuses are based on consolidated metrics or on metrics for the assigned area of responsibility such as U.S. and Canada. Also confirm our assumption that the President of FTD Companies is compensated based on consolidated metrics.

- We note that the members of your management team listed in your response are generally assigned responsibility on a geographic basis, specifically either for North America or for your British Unit. We also note from your response that while your CODM receives information about revenue and underlying drivers on a domestic versus international basis, he solely receives information about profitability on a consolidated basis. Please help us to better understand whether the costs differ for your North American and British operations due to differences in items such as gross margin, marketing costs, taxes or other factors. Based on your response, help us to better understand why your CODM does not separately consider profitability of your North American and British operations when assessing performance and allocating resources, particularly considering the division of responsibility among your management team.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Charles Ammann
       United Online, Inc.